UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

KUSHI RESOURCES INC.
(Name of Registrant as Specified in its charter)

NEVADA	000-53008	00-0000000
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

#402 - 220 Summit Boulevard Broomfield, CO 80021
(Address of principal executive offices)

(303) 250-8869
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

KUSHI RESOURCES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
KUSHI RESOURCES INC.

General

This Information Statement is being mailed commencing on or about January 5, 2009 by Kushi Resources Inc. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1.

On December 17, 2008, Matthew Diehl, the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and the sole director of the Company, entered into a Stock Transfer Agreement with Greg Corcoran (the “Stock Transfer Agreement”). Under the terms of the Stock Transfer Agreement, Mr. Diehl has agreed to sell 3,000,000 shares of the Company’s common stock to Mr. Corcoran, in consideration of which, Mr. Corcoran has agreed to pay $3,000, being $0.001 per share, to Mr. Diehl (the “Share Transfer”).

Upon closing of the Share Transfer, it is anticipated that Mr. Corcoran will replace Mr. Diehl as the sole director of the Company and as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. The resignation of Mr. Diehl and the appointment of Mr. Corcoran will not be effective until at least ten (10) days have passed after this Information Statement is mailed or delivered to all the Company’s stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.
YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Voting Securities Of The Company

As of December 31, 2008 (the “Record Date”), there were 5,230,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Security Ownership of Management
Common Stock	Matthew Diehl Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	3,000,000 Direct	57.4%
Common Stock	All Officers and Directors as a Group (1 person)	3,000,000	57.4%
Security Ownership of Certain Beneficial Owners
Common Stock	Matthew Diehl Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director #402 – 220 Summit Boulevard Broomfield, CO 80021	3,000,000 Direct	57.4%
Common Stock	Greg Corcoran(2) Apartados 0823-01488 Panama City, Panama	3,000,000(2) Direct	57.4%

Notes
(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of December 31, 2008 (the “Record Date”), there were 5,230,000 shares of the Company’s common stock issued and outstanding.
(2)	Those shares noted as being beneficially owned by Greg Corcoran represent those shares that Mr. Corcoran will acquire upon closing of the Share Transfer.

Changes In Control

Upon completion of the Share Transfer, there will be a change in control of the Company. Mr. Corcoran has agreed to pay $3,000, being $0.001 per share, to Mr. Diehl for 3,000,000 shares of the Company’s common stock. Mr. Diehl acquired control of the Company from its original sole director and founder, Rajan Rai, in September 2008 pursuant to a share transfer agreement dated September 10, 2008. Mr. Rai transferred 3,000,000 shares of common stock to Mr. Diehl for consideration of $3,000.

Upon closing the Share Transfer, it is anticipated that Mr. Corcoran will replace Mr. Diehl as the sole director of the Company and as the Company’s the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer.

Directors And Executive Officers

The Company anticipates that the Share Transfer will close on or about January 16, 2009 (the “Closing Date”), which is no less than ten (10) days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders. On the Closing Date, Mr. Corcoran is expected to replace Mr. Diehl as the sole director of the Company and as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer.

The following table sets forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position(s)
Matthew Diehl	32	Chief Executive Officer, Chief Financial Officer, President,
(current)		Secretary, Treasurer and Director

Greg Corcoran	44	Chief Executive Officer, Chief Financial Officer, President,
(proposed)		Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

Matthew Diehl has been a divisional product manager since January 2008 for a new software product at LifePics, Inc., an online imaging solutions provider to photofinishers. From September 2006 to October 2007, Mr. Diehl was a sales manager for Avanquest’s OEM division, specializing in multimedia software products and their development cycles. From May 2005 to September 2006, Mr. Diehl ran the day-to-day operations and development cycle for SendPhotos and LifeTime Photos, a photo management, backup and sharing software. From June 2002 to May 2005, Mr. Diehl worked with Chase Manhattan in various mortgage banking roles, including representing them on the Metro Denver Economic Development Corporation’s Board of Governors. Mr. Diehl received his B.S. in Electrical Engineering from Colorado State University in May 2000.

Greg Corcoran founded Dragon Gold Resources, Inc. in December 2000. From 1998 to 2003, Gregory Corcoran has been self-employed as a technology consultant through Spidex Technologies ("Spidex"), which he founded in 1996. Spidex sold web server technology for the Microsoft Windows CE operating system to Intrinsyc Software ("Intrinsyc"). This web server technology allowed Intrinsyc to become a leader within the Windows CE industry and establish Intrinsyc as a leader in the Windows CE market space. The web server product won industry recognition. From December 1999 to September 2001 Mr. Corcoran also served as director and CEO of AudioMonster Online, Inc., a company working in the MP3 music market area. Mr. Corcoran has been published in trade journals including the CE Tech Journal, a Microsoft sponsored trade journal. Mr. Corcoran received a B.Sc. Degree majoring in Physics from the University of British Columbia in 1986 and a Diploma of Technology in Robotics from the British Columbia Institute of Technology in 1989.

Terms Of Office

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Legal Proceedings Involving Directors, Executive Officers And Certain Beneficial Owners

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

Certain Relationships And Related Transactions

Other than the changes of control disclosed under the heading “Changes In Control” above, none of the following parties has, since the beginning of the Company’s last fiscal year, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

Director Independence

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under FINRA Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. As such, the Company’s sole director, Matthew Diehl, cannot be classified as an independent director under this definition.

Audit, Nominating And Compensation Committees

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s sole member of the Board of Directors performs these functions. The Company does not have charters for any of the above committees.

Meetings Of Directors

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

Compensation Of Executive Officers And Directors

The Company has not paid any compensation to Mr. Matthew Diehl, the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and Director of the Company.

Outstanding Equity Awards At Fiscal Year-End

The Company has not granted any equity awards since its inception.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of its executive officers or directors.

Other Information

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

KUSHI RESOURCES INC.

Dated: January 2, 2009

/s/ Matthew Diehl
MATTHEW DIEHL
Chief Executive Officer, President and
Director